                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF JANUARY, 2002.


                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No   X
         -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                CNH GLOBAL N.V.


Form 6-K for the month of January, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of December and Cumulative for 12 Months, 2001 And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods.

                                                                     CNH [LOGO]

CNH GLOBAL N.V.

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
        During the Month of December and Cumulative for 12 Months, 2001,
            And Indicators of North American Dealer Inventory Levels
                           for Selected Agricultural
                     Equipment at the End of November 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ('EMI') and of the Canadian Farm and Industrial Equipment Institute ('CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                          CNH Global N.V.           December N.A. Activity



                   SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY



-----------------------------------------------------------------------------------------------------------
                                    Total North American                  CNH RELATIVE PERFORMANCE
CATEGORY                                 INDUSTRY                               (All Brands)
-----------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF DEC. 2001
-----------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                 +21.6%                  up significantly more than the industry
-----------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                +31.5%                  up significantly more than the industry
-----------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                 +49.3%                  up moderately more than the industry
-----------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    +40.7%                  down mid single digits
-----------------------------------------------------------------------------------------------------------
Total tractors                            +28.9%                  up significantly more than the industry
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Combines                                  (18.1%)                 down mid single digits
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Loader/backhoes                            (7.7%)                 down moderately more than the industry
-----------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (14.1%)                 down low single digits
-----------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                    (13.6%)                 down high single digits
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
12 MONTHS 2001
-----------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                 +10.1%                  up significantly more than the industry
-----------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 +8.4%                  in line with the industry
-----------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                 +10.9%                  up moderately more than the industry
-----------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    +13.1%                  up significantly more than the industry
-----------------------------------------------------------------------------------------------------------
Total tractors                             +9.7%                  up moderately more than the industry
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Combines                                   +9.1%                  up equal to the industry
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Loader/backhoes                           (15.0%)                 down moderately more than the industry
-----------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (10.8%)                 down equal to the industry
-----------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                    (11.0%)                 down mid single digits
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF NOVEMBER 2001
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                 5.4 months supply       1 month lower than the industry
-----------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                5.2 months supply        1 month lower than the industry
-----------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                 3.7 months supply       1/2 month lower than the industry
-----------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    2.9 months supply       1 month lower than the industry
-----------------------------------------------------------------------------------------------------------
Total tractors                            5.1 months supply       1 month lower than the industry
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Combines                                  2.4 months supply       1 month higher than the industry
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------


Dated: January 18, 2002

                           DECEMBER 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                       (REPORT RELEASED JANUARY 16, 2002)



                                                                                                       NOVEMBER
                                                                                                         2001
                    DECEMBER    DECEMBER        %                                         %           U.S. Field

EQUIPMENT             2001        2000         CHG.      Y-T-D 2001     Y-T-D 2000       CHG.         Inventory*
---------             ----        ----         ----      ----------     ----------       ----         ----------
2 WHEEL DRIVE

Under 40 HP           5,700      4,760         197%        90,970        82,974         9.60%            40,166

40 & Under 100        4,210      3,180       32.40%        53,962        50,021         7.90%            22,626
HP

100 HP & Over         1,465        979       49.60%        17,016        15,647         8.70%             4,996

TOTAL                11,375      8,919       27.50%       161,948       148,642         9.00%            67,788

4 WHEEL DRIVE           277        232       19.40%         3,421         3,081        11.00%               753

TOTAL FARM           11,652      9,151       27.30%       165,369       151,723         9.00%            68,541
WHEEL TRACTORS

COMBINES                611        744      -17.90%         6,383         5,660        12.80%             1,255
(SELF-PROPELLED)


[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeffrey Arnold, EMI Director of Statistics Administration or Mary Matimore, EMI Statistical Assistant.

                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza - Chicago, IL 60606-3710
                    Phone: 312-321-1470 - Fax: 312-321-1480
                              E-mail: emi@emi.org

          Copyright (c) 2002 by the Equipment Manufacturers Institute.
                              All rights reserved.

                               [CFIEI LETTERHEAD]

                           DECEMBER 2001 FLASH REPORT

                     CANADA REPORT - RETAIL SALES IN UNITS
                       (Report released January 16, 2002)




The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

=====================================================================================================
                                                           DECEMBER
                             DECEMBER                    YEAR-TO-DATE                  NOVEMBER
=====================================================================================================
                                                                                    2001       2000
                                                                                  CANADIAN   CANADIAN
                                                                                   (FIELD)    (FIELD)
EQUIPMENT             2001     2000     % CHG.      2001       2000      % CHG.   INVENTORY  INVENTORY
-----------------------------------------------------------------------------------------------------

2 WHEEL TRACTORS
-----------------------------------------------------------------------------------------------------
UNDER 40 HP            341      209      63.2%      4,956      4,171      18.8%      2,321      2,173
-----------------------------------------------------------------------------------------------------
40 & UNDER 100 HP      599      478      25.3%      6,936      6,151      12.8%      3,083      2,760
-----------------------------------------------------------------------------------------------------
100 HP & OVER          312      211      47.9%      3,624      2,965      22.2%      1,240      1,257
=====================================================================================================
TOTAL                1,252      898      39.4%     15,516     13,287      16.8%      6,644      6,190
=====================================================================================================
4 WD TRACTORS          100       36     177.8%        569        448      27.0%        185        209
-----------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL
TRACTORS             1,352      934      44.8%     16,085     13,735      17.1%      6,829      6,399
=====================================================================================================
COMBINES
(SELF-PROPELLED)        93      116     -19.8%      1,152      1,248      -7.7%        284        404
=====================================================================================================

CFIEI Industry News                                                  Page 2 of 2

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.cn

       Copyright(C) 2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: JANUARY 16, 2002

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                   CNH GLOBAL N.V.



                                   By: /s/ Debra E. Kuper
                                       -----------------------------------------
                                       Debra E. Kuper
                                       Assistant Secretary



January 18, 2002